                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

   (Mark One)

   [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

   For the fiscal year ended December 31, 1996

                                      OR

   [_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

   For the transition period from ____________________ to ____________________

   Commission file number 1-8993

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  VALLEY GROUP EMPLOYEES' 401(K) SAVINGS PLAN
                         c/o Valley Insurance Company
                             2450 14th Avenue S.E.
                                 P.O. Box 1119
                             Albany, Oregon 97321
                                (541) 928-2344

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                             80 South Main Street
                      Hanover, New Hampshire  03755-2053
                                (603) 643-1567

                                  SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Valley Group Employees'
                                       401(K) Savings Plan

Date:  June 26, 1997                   By: /s/ Stuart E. Olson
                                          ----------------------------------
                                            Name:  Stuart E. Olson
                                            Title:  Trustee


                                       and: /s/ Kenneth R. Hisel
                                           ---------------------------------
                                            Name:  Kenneth R. Hisel
                                            Title:  Trustee


                                       and: /s/ Carey D. Benson
                                           ---------------------------------
                                            Name:  Carey D. Benson
                                            Title:  Trustee

                               Explanatory Note

     This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which Fund American Enterprises Holdings, Inc. is filing with respect to shares of Common Stock, $1.00 par value per share, of Fund American Enterprises Holdings, Inc. issuable under the Plan.


                               INFORMATION FILED

     The following financial statements and exhibit are filed with, and included in, this Report:

     A.   Financial statements for the Plan consisting of:

          1.  Report of Independent Auditors

          2. Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995

          3. Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1996 and 1995

          4.  Notes to Financial Statements

          5.  Schedule of Assets held for Investment Purposes

          6.  Schedule of Reportable Transactions

     B.   Exhibit:

          23(a)  Consent of Coopers & Lybrand L.L.P.

                                 VALLEY GROUP
                        EMPLOYEES' 401(k) SAVINGS PLAN
                              ------------------

                   REPORT ON AUDITS OF FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES
                for the years ended December 31, 1996 and 1995

Valley Group
Employees' 401(k) Savings Plan
Table of Contents

                                                               Page
Report of Independent Accountants                                1

Financial Statements:

Statements of Net Assets Available for Plan Benefits at
   December 31, 1996 and 1995                                    2

Statements of Changes in Net Assets Available for
   Plan Benefits for the years ended December 31,
   1996 and 1995                                                 3

Notes to Financial Statements                                    4

Supplemental Schedules:

Item 27a - Schedule of Assets Held for Investment Purposes
   at December 31, 1996                                         12

Item 27d - Schedule of Reportable Transactions for the year
   ended December 31, 1996                                      13

             [LETTERHEAD OF COOPERS & LYBRAND L.L.P. APPEARS HERE]


Report of Independent Accountants

Board of Directors
Valley Group Employees' 401(k) Savings Plan
Albany Oregon

We have audited the accompanying statements of net assets available for plan benefits of the Valley Group Employees' 401(k) Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Valley Group Employees' 401(k) Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the 1996 financial statements was performed for the purpose of forming an opinion on the basic 1996 financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1996 financial statements taken as a whole.

The supplemental schedules that accompany the Plan's financial statements do not disclose the historical cost of certain Plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                                        Coopers & Lybrand L.L.P.

Portland, Oregon
June 4, 1997

Valley Group
Employees' 401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1996 and 1995

                                                       1996                 1995
Investments:
  Funds on deposit with Employers Life Insurance
  Company of Wausau                                 $4,857,680           $2,114,486
  Loans to participants                                 43,457               15,358
                                                    ----------           ----------
   Total investments                                $4,901,137           $2,129,844

Receivables:
  Employer contributions                                10,785               14,120
  Employee contributions                                26,253               35,065
                                                    ----------           ----------

Net assets available for plan benefits              $4,938,175           $2,179,029
                                                    ==========           ==========

The accompanying notes are an integral part of the financial statements.

Valley Group
Employees' 401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1996 and 1995

                                                   1996               1995
Additions to net assets attributed to:
  Investment income                             $  428,867         $  301,469
                                                ----------         ----------

  Contributions:
    Employer contributions                         696,301            131,442
    Employee contributions                         267,255            343,718
    Employee rollovers                           1,660,878              1,757
                                                ----------         ----------

                                                 2,624,434            476,917
                                                ----------         ----------

    Total additions                              3,053,301            778,386

Deductions from net assets attributed to:
  Benefits paid                                    294,155             38,070
                                                ----------         ----------

    Net increase in net assets available for
          plan benefits                          2,759,146            740,316

Net assets available for plan benefits:
  Beginning of year                              2,179,029          1,438,713
                                                ----------         ----------

  End of year                                   $4,938,175         $2,179,029
                                                ==========         ==========

The accompanying notes are an integral part of the financial statements.

Valley Group
Employees' 401(k) Savings Plan
Notes to Financial Statements


1.   The Plan:

     Description of Plan

     The following brief description of the Valley Group Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. Participants in the Plan include employees of Valley Pacific, Inc. and The Charter Group Inc. (the Companies).

     The Plan was originally established on January 1, 1988 to provide retirement benefits for eligible employees of Valley Pacific, Inc. Effective December 1, 1995, the Plan was amended to include the employees of the Charter Group, Inc. and the Plan's name was changed to the Valley Group Employees' 401(k) Savings Plan.

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Companies contribute to the Plan the total amount of salary reduction an employee elects to defer. Employees may elect to defer from 1% to 15% of their monthly salary (limited to an annual maximum of $9,500 and $9,240 in 1996 and 1995, respectively). The Companies provide matching contributions equal to fifty (50) percent of an employee's elective contribution. In applying the matching percentage, only salary reductions up to six (6) percent of an employee's contributed compensation will be considered. The Companies may also choose to make an additional discretionary contribution to the Plan. The Companies contributions are allocated based on the amount of each employee's compensation in relation to total compensation for all participating employees.

     The Plan is sponsored and administered by the Companies. The Companies have appointed certain company management as trustees who are responsible for management of the Plan's assets. Expenses related to administration of the Plan are paid by the Companies.

     Eligibility and Participation

     Employees of the Companies must complete ninety days of service and have attained the age of 21 to become eligible for participation in the Plan. An employee becomes a member of the Plan on the first day of the calendar quarter following completion of the eligibility requirements.

     Rollover contributions represent vested account balances transferred by participants of the Plan. During 1996, employees of The Charter Group, Inc. (Charter) that participated in Skandia Direct Operations Employee 401(k) Plan and the Skandia Direct Operation Retirement Plan were given the option to rollover their account balances to the Plan or any other qualified retirement plan. In addition, Valley Pacific Inc. employees who participated in the Skandia Direct Operations Retirement Plan were also given the option to rollover their account balances to the Plan or any other qualified retirement plan. Rollovers from these retirement plans totaled $1.1 million in 1996.

     Vesting

     Participants are always 100% vested in employee contributions and rollover contributions plus interest earned on these amounts.

     The Plan provides for full (100%) vesting of the Companies contributions from the first day of participation if employed prior to December 1, 1995. If employed after December 1, 1995, participants become vested in Company contributions based on years of service as follows:

Valley Group
Employees' 401(k) Savings Plan
Notes to Financial Statements, Continued


1.   The Plan, Continued:

     Vesting, Continued

                Years of Service           Percentage
                ----------------           ----------
                       1                       20 %
                       2                       40
                       3                       60
                       4                       80
                       5                      100


     Forfeitures

     Plan participants who terminate employment for reasons other than retirement, death, or disability will receive the vested portion of their account only. Amounts forfeited due to terminations of employment will be used to reduce the Companies' future contributions to the Plan.

     Participant Loans

     The Plan allows loans to participants up to a maximum amount of 50% of the participant's vested balance not to exceed $50,000. Loan provisions provide for a term generally not to exceed five years, with interest rates and repayment schedules to be determined by the Plan administrator. The interest rates on participant loans outstanding at December 31, 1996 range from 10.25% to 11.25%.

     Payment of Benefits

     Each participant's accrued benefits, including allocations of Plan earnings, may be paid to the participant upon retirement, death, disability, resignation, discharge, or proven hardship. A participant may elect to receive either a lump-sum amount equal to their account balance or fixed percentage payments as described in the Plan document.

     Asset Management

     The trustees of the Plan have appointed Employers Life Insurance Company of Wausau (Wausau) as the recordkeeper and custodian of the Plan's assets.

Valley Group
Employees' 401(k) Savings Plan
Notes to Financial Statements, Continued


1.   The Plan, Continued

     Plan Termination

     Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to suspend contributions, to discontinue contributions, or to terminate the Plan at any time. In the event of termination, the accounts of the members of the Plan are fully vested and nonforfeitable.


2.   Summary of Significant Accounting Policies:

     Basis of Presentation

     The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The plan provides for investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Investments

     The Plan provides for participant-directed investment programs with Employers Life Insurance Company of Wausau.

     The Plan's investments are stated at fair value, except for its investment in the Group Annuity Contract, which is valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest earned, less funds withdrawn and allocated for retired plan participants. Guaranteed interest rates were 6.4% and 6.6% in 1996 and 1995, respectively. If a contract is terminated before its maturity date, the proceeds may be reduced by a market value adjustment. The contract investments are high quality intermediate term corporate bonds and mortgages.

     Pooled separate account balances recorded at fair value and increase and decrease with contributions, withdrawals, and realized and unrealized gains and losses from the assets in the accounts. The value of each separate account is determined at the close of each business day based on market values of the underlying assets. Gain or loss on investments in pooled separate accounts sold during the year is based on their inventory value (market value at the beginning of the period or cost if purchased prior to the beginning of the period).

     Increase or decrease in the value of investments held in pooled separate accounts at year end is based on the difference between the market value of such investments at the end of the year and their inventory value.

     Loans to participants are stated at cost less principal paydowns.

Valley Pacific, Inc.
Employees' 401(k) Savings Plan
Notes to Financial Statements, Continued


2.   Summary of Significant accounting Policies, Continued:


     The Plan presents the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

     Income Taxes

     On June 12, 1995, the Internal Revenue Service approved qualification of the form of the Plan under the provisions of Section 401(k) and 401(a) of the Internal Revenue Code. The Plan has subsequently been amended. H0wever, the Plan administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code to continue qualification of the Plan and its exemption from Federal income taxes.

     Reclassifications

     Certain reclassifications have been made in prior years to conform with the current year presentation.

Valley Group
Employees' 401(k) Savings Plan
Notes to Financial Statements, Continued


3.   Investments:

     Investments, at fair value, that represent five percent or more of the Plan's net assets at December 31, 1996 and 1995 are separately identified as follows:


                                                     1996             1995
Employers Life Insurance Company of Wausau:
     Group Annuity Contract - #01054              $1,292,953      $  749,089
     Neuberger & Berman Guardian Fund                854,767         364,798
     Fidelity Magellan Fund                          821,122         327,816
     Fidelity Puritan Fund                           571,523         352,037
     Oppenheimer Global Fund                         526,235         125,505
     Twentieth Century Ultra Investors Fund          727,117         195,241



4.   Allocation of Net Assets:

     The Plan provides for funds to be invested in separate investment programs. Following are the changes in net assets available during 1996 and 1995 as allocated to the separate investment programs:


                                                                   Pooled Separate Accounts
                                        --------------------------------------------------------------------------------
                                                                                                  20th
                                          Neuberger                                             Century
                               Group      & Berman      Fidelity     Fidelity    Oppenheimer     Ultra        Dreyfus
                              Annuity      Guardian     Magellan      Puritan       Global      Investors     A Bonds
      1996                    Contract       Fund         Fund         Fund         Fund          Fund       Plus Fund
------------------          -----------  -----------  -----------  ------------  -----------  -----------   ------------
Additions to net assets
 attributed to:
  Employer contributions     $   52,495     $ 47,083     $ 59,556     $ 29,097      $ 25,241     $ 55,459   $   1,595
  Employee contributions        126,824      128,604      153,151       80,425        64,452      147,555       4,154
  Employee rollovers            424,611      295,218      347,510      237,247       117,270      200,768      13,866
  Investment Income              67,433      110,406       67,657       65,644        49,749       61,640       2,910
                                 ------      -------       ------       ------        ------       ------       -----
                                671,363      581,311      627,874      412,413       256,712      465,422      22,525

Deductions from net
  assets attributed to:
  Benefit payments              (71,409)     (79,965)     (36,973)     (62,831)      (12,895)     (24,780)
                                --------     --------     --------     --------      --------     --------     ------

    Net increase (decrease)
    in assets available for
    plan benefits               599,954      501,346      590,901      349,582       243,817      440,642      22,525

    Net assets transferred by
    participant directive       (56,090)     (11,377)     (97,595)    (130,096)      156,913       91,234      41,438

    Net assets available for
    plan benefits:

     Beginning of year          749,089      364,798      327,816      352,037       125,505      195,241
                                -------      -------      -------      -------       -------      -------      ------

     End of year             $1,292,953     $854,767     $821,122     $571,523      $526,235     $727,117     $63,963
                             ==========     ========     ========     ========      ========     ========     =======


                                 Loans to    Contributions
                               Participants   Receivable       Total
                               -------------  -----------      -----
Additions to net assets
 attributed to:
  Employer contributions                      $   (3,271)   $  267,255
  Employee contributions                          (8,864)      696,301
  Employee rollovers             $  24,388                   1,660,878
  Investment Income                  3,428                     428,867
                                     -----        -------      -------
                                    27,816       (12,135)    3,053,301

Deductions from net assets
attributed to:

  Benefit payments                  (5,302)                   (294,155)
                                    -------       -------     ---------

  Net increase (decrease)
  in assets available for
  plan benefits                     22,514       (12,135)    2,759,146

  Net assets transferred by
  participant directive              5,585           (12)

  Net assets available for
  plan benefits:

   Beginning of year                15,358        49,185     2,179,029
                                    ------        ------     ---------

   End of year                    $ 43,457      $ 37,038    $4,938,175
                                  ========      ========    ==========



                                                            Pooled Separate Accounts
                                        -------------------------------------------------------------------
                                                                                                  20th
                                          Neuberger                                             Century
                               Group      & Berman      Fidelity     Fidelity    Oppenheimer     Ultra
                              Annuity      Guardian     Magellan      Puritan       Global      Investors
         1995                 Contract       Fund         Fund         Fund         Fund          Fund
----------------------      -----------  -----------  -----------  ------------  -----------  -----------
Additions to net assets:
  Employer contributions     $  40,452     $ 18,278     $ 21,363     $ 15,323      $ 10,615     $ 15,509
  Employee contributions       101,294       49,306       57,503       42,606        27,157       39,879
  Employee rollovers               527          439          439          352
  Investment income             46,787       70,238       67,735       52,298        15,859       47,797
                                ------       ------       ------       ------        ------       ------
                               189,060      138,261      147,040      110,579        53,631      103,185

Deductions from net assets
attributed to:

  Benefit payments             (14,289)      (3,486)      (7,769)      (6,222)       (3,191)      (3,113)
                               --------      -------      -------      -------       -------      -------

  Net increase in assets
  available for plan
  benefits                     174,771      134,775      139,271      104,357        50,440      100,072

  Net assets transferred by
  participant directive       (844,892)     230,023      188,545      247,680        75,065       95,169

  Net assets available for
  plan benefits:

    Beginning of year        1,419,210
                             ---------      -------      -------      -------        ------       ------

    End of year               $749,089     $364,798     $327,816     $352,037      $125,505     $195,241
                              ========     ========     ========     ========      ========     ========


                                 Loans to    Contributions
                               Participants   Receivable       Total
                               -------------  -----------      -----
Additions to net assets
 attributed to:
  Employer contributions        $              $  9,902     $  131,442
  Employee contributions                         25,973        343,718
  Employee rollovers                                             1,757
  Investment Income                 755                        301,469
                                    ---          ------        -------
                                    755          35,875        778,386

Deductions from net assets
attributed to:

  Benefit payments                                             (38,070)
                                 ------          ------        -------

  Net increase in assets
  available for plan
  benefits                          755          35,875        740,316

  Net assets transferred by
  participant directive           8,410

  Net assets available for
  plan benefits:

    Beginning of year             6,193          13,310      1,438,713
                                  -----          ------      ---------

    End of year                 $15,358         $49,185     $2,179,029
                                =======         =======     ==========


Valley Group
Employees' 401(k) Savings Plan
Notes to Financial Statements, Continued



5.     Reconciliation of Financial Statements to Form 5500:

       Total contributions:
         Balance per financial statements                    $ 2,624,434
         1995 contributions receivable                            49,185
         1996 contributions receivable                           (37,038)
         Classification difference                                   (64)
                                                             -----------

           Balance per Form 5500                             $ 2,636,517
                                                             ===========

       Total investment income:
         Balance per financial statements                    $   428,867
         Classification difference                                    64
                                                             -----------

           Balance per Form 5500                             $   428,931
                                                             ===========

       Net assets available for plan benefits
       at beginning of year:
         Balance per financial statements                    $ 2,179,029
         1995 contributions receivable                           (49,185)
                                                             -----------

           Balance per Form 5500                             $ 2,129,844
                                                             ===========

       Net assets available for plan benefits
       at end of year:
         Balance per financial statements                    $ 4,938,175
         1996 contributions receivable                           (37,038)
                                                             -----------

           Balance per Form 5500                             $ 4,901,137
                                                             ===========

Valley Group
Employees' 401(k) Savings Plan
Notes to Financial Statements, Continued



6.   Subsequent Event:

Effective January 1, 1997, the Plan was amended to increase the investment options available to Plan participants. The Janus Fund, Warburg Pincus Emerging Growth Fund, Janus Worldwide Fund, Fidelity Advisor High Yield Fund and Dreyfus S&P 500 Index Fund were added to the list of participant-directed Investment options available to Plan participants. The amendment also removed the Dreyfus A Bond Plus Fund, Fidelity Magellan Fund, and Oppenheimer Global Fund from the list of participant-directed investment options available to Plan participants. In addition, employees of Fund American Enterprises Holdings Inc., White Mountains Insurance Company, White Mountains Holdings Inc., and the Upper Valley Company, were allowed to participate in the Plan. Effective July 1, 1997 and upon appropriate filing with and acceptance by the Securities and Exchange Commission, the stock of Fund American Enterprises Holdings, Inc. will be added to the list of participant directed investment options.

Valley Group
Employees' 401(k) Savings Plan
Line 27a - Supplemental Data Required by the Department of Labor
Schedule of Assets Held for Investment Purposes
December 31, 1996




     (b)                             (c)                              (e)
  Identity of                    Description               (d)      Current
Issue, Borrower                 of Investment              Cost      Value
------------------              -------------              ----      -----
Employers Life
Insurance Company
of Wausau:


                        Group Annuity Contract - 6.4%
                        #01054                          $1,292,953  $1,292,953

                        Neuberger & Berman Guardian
                        Fund - pooled separate account      (1)        854,767

                        Fidelity Puritan Fund - pooled
                        separate account                    (1)        571,523

                        Fidelity Magellan Fund - pooled
                        separate account                    (1)        821,122

                        Twentieth Century Ultra
                        Investors fund - pooled
                        separate account                    (1)        727,117

                        Oppenheimer Global Fund -
                        pooled separate account             (1)        526,235

                        Dreyfus A Bond Plus Fund -
                        pooled separate account             (1)         63,963
                                                        ----------  ----------

                                                        $1,292,953  $4,857,680
Participant loans       Interest rate, 10.25% to        ==========  ==========
                        11.25%                          $      -        43,457
                                                        ==========  ==========

(1) Cost not available.

Valley Group
Employees' 401(k) Savings Plan
Supplemental Data Required by the Department of Labor
Item 27d-Schedule of Reportable Transactions for the year ended December 31, 1996
(Unaudited)


The following represents any transaction or series of transactions during 1996 which included an amount in excess of five percent of the current value of Plan assets as of December 31, 1995.


                                                                                                         (h)
                                                                                                       Current
                                                                                                       Value of
       (a)                         (b)                    (c)             (d)            (g)           Asset on
   Identity of                 Description              Purchase        Selling        Cost of       Transaction      Number of
  Party Involved                of Asset                 Price           Price          Asset           Date         Transactions
------------------              --------                 -----           -----          -----        -----------     ------------

Nationwide Life              Pooled separate account -
Insurance Company            Neuberger & Berman
                             Guardian Fund              $ 468,355                      $ 468,355       $ 468,355         (1)

Employers Life Insurance     Group Annuity Contract -
Company of Wausau:           6.4%   #01054                602,380                        602,380         602,380         (1)

                             Pooled separate account -
                             Fidelity Puritan Fund                      $ 126,128            (2)         126,128         (1)

                             Pooled separate account -
                             Fidelity Puritan Fund        344,428                        344,428         344,428         (1)

                             Pooled separate account -
                             Twentieth Century Ultra
                             Investors Fund               402,779                        402,779         402,799         (1)

                             Pooled separate account -
                             Fidelity Magellan Fund       551,466                        551,466         551,466         (1)

                             Pooled separate account -
                             Oppenheimer Global Fund      160,794                        160,794         160,794         (1)

                             Pooled separate account -
                             Oppenheimer Global Fund      206,161                        206,161         206,161         (1)

(1)      Number of transactions not available.
(2)      Cost is not available.

                                 EXHIBIT INDEX


Exhibit Number      Description
--------------      -----------


    23(A)           Consent of Independent Accountants, Coopers & Lybrand